Exhibit 99.1

News Release

Victory Capital Submits Improved, Actionable and Clearly Superior Proposal to Acquire Janus Henderson

Enhanced Financial Terms Provide Higher Value and Greater Certainty for Janus Henderson Shareholders; Materially Exceeds Value of Trian’s Contemplated Transaction

Gives Special Committee Another Opportunity to Consider Improved, Superior Proposal from Independent Third Party

SAN ANTONIO – March 17, 2026 – Victory Capital Holdings, Inc. (NASDAQ: VCTR) (“Victory Capital” or the “Company”) today sent a letter to the Special Committee of the Board of Directors of Janus Henderson Group plc (NYSE: JHG) (“Janus Henderson”), delivering an improved, actionable and clearly superior proposal to acquire Janus Henderson.

Under the enhanced financial terms of Victory Capital’s revised proposal, Janus Henderson shareholders would receive $40.00 per share in cash and a fixed exchange ratio of 0.250 shares of Victory Capital common stock for each Janus Henderson share owned, translating to 31% ownership in a combined asset manager with a path to meaningful future value creation. The $10.00 additional cash consideration per share in the improved proposal provides significantly greater certainty to Janus Henderson shareholders.

Based on Victory Capital’s closing share price as of March 16, 2026, Janus Henderson shareholders would receive total consideration of $56.84 per Janus Henderson share, representing $3.26 in additional per share consideration to our prior proposal and reflecting a 37% premium to Janus Henderson’s unaffected share price as of October 24, 2025. Based on Victory Capital’s unaffected share price immediately prior to submitting its proposal on February 26, 2026, Janus Henderson shareholders would receive total consideration of $59.32 per Janus Henderson share reflecting a 42% premium to Janus Henderson’s unaffected share price. The revised proposal reflects $1.2bn of incremental aggregate consideration and a 16% premium to the Trian proposal.

Victory Capital’s compelling improved proposal is fully actionable and is fully financed with no financing out. While Victory Capital remains highly confident in the synergy opportunity for the combined company outlined in its prior proposal, the Company’s committed financing does not rely on the full realization of such synergies. The financing is structured conservatively, independent of synergies and is based on the credit profile and cash flow generation ability of the combined business exclusive of any expected cost savings.

David C. Brown, Chairman and Chief Executive Officer of Victory Capital, said: “Victory Capital’s improved proposal provides Janus Henderson shareholders meaningful upfront cash value, while allowing them to retain significant ownership in a stronger combined company positioned for long-term growth. We are encouraged by the positive response shareholders have proactively communicated to us about our prior proposal and believe it clearly provides superior value compared to the currently contemplated transaction.

“Our improved proposal is fully actionable, and we do not agree with the risks associated with our compelling transaction previously cited by the Special Committee. We have repeatedly demonstrated our ability to integrate businesses while retaining clients and investment professionals without disruption to the investment process or the client experience, which has helped build the Company we are today, managing $327 billion of assets. Through direct and meaningful engagement with the Special Committee, we are confident we can address its concerns. We stand ready to execute a merger agreement expeditiously and urge the Special Committee to engage with us so that Janus Henderson shareholders can be presented with this compelling opportunity.”

Victory Capital also used the letter to address misperceptions cited by the Special Committee relating to Victory Capital’s prior proposal, summarized below:

•	The Special Committee’s client consent concerns are misplaced. Victory Capital has achieved an overwhelming 95%+ client consent for its most recent transactions and believes there is no credible basis for claiming that its proposal raises any real client-related concerns. Victory Capital is confident that its history of successfully securing client consents, combined with its commitment to retaining Janus Henderson’s investment professionals, by offering competitive pay, investment autonomy and industry-standard retention packages, will enable the Company to surpass the 75% threshold needed for its proposed transaction. This offers Janus Henderson far greater closing certainty than the 80% hurdle required by the Trian transaction.

•	Victory Capital’s synergy estimates are sound and supported by the Company’s track record. In each of its major transactions, Victory Capital has not only captured substantial net expense synergies, but often surpassed initial expectations.

•	Victory Capital’s proposal provides both greater certainty of value and the opportunity for Janus Henderson shareholders to participate in significant upside as markets recognize the value of the combination. The Victory Capital proposal offers almost the entirety of Janus Henderson’s unaffected share price as of October 24, 2025 in cash, with the stock consideration providing additional value and substantial upside participation through 31% ownership of the pro forma company. Further, the combined company would be highly diversified and better positioned to compete at scale against the largest asset managers in the world. Moreover, under the merger agreement with Trian, Janus Henderson would be acquired by a newly created acquisition vehicle with no operating experience, formed by a consortium of financial buyers and not a traditional asset manager – this construct offers no benefits of incremental scale.

•	Victory Capital provides a strategic and stable long-term partner, unlike a transaction with a financial buyer. The Company is committed to retaining and supporting investment professionals and preserving the Janus Henderson brand. The Company will ensure that appropriate retention programs are put in place at Janus Henderson. Victory Capital’s operating model preserves the investment autonomy of each investment team by providing best-in-class support through its scaled platform. The Company’s investment performance demonstrates the strength of its track record. Additionally, the combined company will be more competitive and have even greater resources to make further investments and enhance operating and distribution platforms – benefitting all employees and materially improving growth prospects.

•	Victory Capital believes Janus Henderson shareholders will overwhelmingly support its improved proposed transaction when they are provided with the opportunity to vote on it. Given the strength of the Company’s proposal, and the importance of a vote on the sale of Janus Henderson, Victory Capital expects a strong turnout from the Janus Henderson shareholders who will support the transaction and meet the two-thirds voting requirement for approving a merger under Jersey law. Precedent merger votes at publicly listed Jersey-incorporated targets over the last 10 years have consistently received support from more than 95% of votes cast, which is higher than what Victory Capital would have to achieve from non-Trian shareholders at anticipated attendance levels.

•	Victory Capital has confidence in its own shareholder support. Victory Capital is the best-performing traditional asset manager in the period since its IPO, with a TSR of 500%+. Driven by its exemplary track record, Victory Capital has fostered strong relationships with employees and shareholders alike. Based on the Company’s ongoing dialogue with its shareholders, track record of securing shareholder approval in prior transactions, and significant ownership held by the Company’s employees and key partner shareholders, the Company fully expects to receive the requisite shareholder support for this transaction.

Victory Capital believes the currently contemplated transaction with Trian, an insider shareholder that has two directors on the Board, is precisely the situation that warrants independent directors exercising the utmost care to ensure that Janus Henderson’s public shareholders are afforded the best deal. Victory Capital’s improved, actionable and clearly superior proposal gives the Special Committee an opportunity to promptly begin real discussions with the Company.

PJT Partners is serving as financial advisor to Victory Capital and Willkie Farr & Gallagher LLP is serving as legal advisor.

The full text of Victory’s letter to the Special Committee can be found below:

March 17, 2026

To: The Special Committee of the Board of Directors, Janus Henderson Group plc

Re: Improved Proposal

We were surprised by the Special Committee’s failure to make the determination that our February 26th proposal was superior to the existing Trian transaction given that our proposal is both actionable and provides superior value. We are encouraged by the positive response shareholders have proactively communicated to us about our proposal. Our “best-of-both-worlds” transaction structure allows Janus Henderson Group plc (“Janus Henderson”) shareholders to receive majority upfront consideration in cash and retain meaningful combined company ownership, enabling participation in long-term value creation, stemming from strategic alignment and accelerated growth potential. The combination yields a significant increase in scale, with 60%+ higher AUM and 85%+ greater EBITDA (pre-synergies) than standalone Janus Henderson, creating a combined company that would be highly diversified and better positioned to compete at scale against the largest asset managers in the world.

To underscore our commitment to this transformative combination, we are prepared to provide Janus Henderson shareholders with a significantly enhanced financial proposal. Specifically, we are now offering cash consideration of $40.00 per share plus 0.250 Victory shares for each Janus Henderson share, resulting in Janus Henderson shareholders owning 31% of the pro forma company.

Our improved proposal represents:

•	$10 additional cash consideration per share ($1.5bn more cash consideration) to provide for significantly greater value certainty

•	31% ownership in a combined asset manager with a path to meaningful future value creation

•	$3.26 in additional per share consideration compared to our prior proposal (based on Victory’s closing share price on March 16th)

•	$1.2bn of incremental aggregate consideration and a 16% premium to Trian’s proposal (based on Victory’s closing share price on March 16th), with an opportunity for greater value increase through pro forma ownership in the combined company

Our compelling new proposal is fully actionable and is fully financed with no financing out. We have obtained committed financing in support of our improved proposal. While we remain highly confident in the synergy opportunity for the combined company outlined in our prior proposal, we want to emphasize that our committed financing does not rely on the full realization of such synergies. Our financing is structured conservatively, independent of synergies and is based on the credit profile and cash flow generation ability of the combined business exclusive of any expected cost savings. Pro forma for the combination, Victory’s net leverage will be 3.5x LTM EBITDA, excluding synergies, and 2.7x LTM EBITDA, including synergies at close.

As a seasoned acquirer with $327bn of assets and a market capitalization (based on all outstanding equity) of ~$6bn, we have a successful track record of acquiring and integrating large asset managers and retaining clients as well as investment professionals without disruption to the investment process or the client experience. In our precedent transactions, client consent percentages at closing were over 95% (compared to the 75% closing standard we propose). We have also retained key investment professionals in prior acquisitions. Moreover, our business is complementary to Janus Henderson’s – we offer complementary products across the same distribution platforms and investment consultants. We are confident that, through meaningful engagement with us, you will not find any concerns with client consent or employee retention.

We recognize why Trian would say they would oppose our proposal, as it is in their clear self-interest to preserve their modest premium $49 per share deal in contrast to the $56.84 per share deal represented by our improved proposal, which delivers $1.2bn in additional value to Janus Henderson shareholders based on our closing share price on March 16th. We struggle to understand why non-insider Janus Henderson shareholders would support Trian’s transaction given our actionable and clearly superior proposal. We remain confident that once the Special Committee determines our proposal is a superior proposal, Janus Henderson shareholders will overwhelmingly support the Victory deal.

We remain convinced that we are the best partner for Janus Henderson. To that end, we are supplementing our proposal with the attached merger agreement, which, as previewed, is substantially the same as the Trian agreement but reflects the increase in the purchase price, the stock component of the consideration and the other improvements that materially increase deal certainty compared to the Trian deal. Victory is prepared to execute this merger agreement expeditiously, subject only to confirmatory due diligence. Such due diligence can be accomplished in less than fourteen days with complete access to Janus Henderson management.

We reiterate that the issues cited by the Special Committee in its March 11th press release as the basis for rejecting our prior proposal could be addressed through engagement. We do not agree with the cited risks associated with the compelling Victory transaction, and our perspective is further outlined in the attached Appendix for the Special Committee’s consideration. We continue to urge the Special Committee to fulfill its fiduciary duties and act in the best interest of all Janus Henderson shareholders, by promptly beginning negotiations with us to deliver superior value. We, and our financial advisor PJT Partners, stand prepared to answer any further questions relating to our proposal.

Very truly yours,

Victory Capital Holdings, Inc.

By:	/s/ David C. Brown

David C. Brown

Chairman and Chief Executive Officer

This proposal is solely an indication of interest, and does not constitute an offer, or the solicitation for an offer, or any commitment on our part to submit a definitive proposal at any time in the future or to proceed with any potential transaction. No obligations will be imposed on any person unless and until a written merger agreement that is mutually acceptable is entered into with respect to a transaction.

Appendix

Give a Fair Chance to a Better Actionable Proposal from an Independent Third Party

The existing deal is with an insider shareholder that has two directors on the Board. This is precisely the situation that warrants independent directors exercising the utmost care to ensure that the public shareholders are afforded the best deal. We observe from your proxy statement the insider’s tactics in arriving at a signed transaction:

•	Publicly announcing a non-binding unsolicited bid for Janus Henderson that put Janus Henderson in play

•	When a single third party (Victory) emerges with a superior competing proposal to the inside deal, the insider then asserting that it would not support an alternative transaction

•	The uncertainty created by the public announcement of the Trian bid leading management to advise the Special Committee that a deal needed to be signed quickly to avoid potential employee attrition

•	The insider’s invoking uncertainty with its financing as the rationale for pushing quickly to sign its deal by year end

•	The insider negotiating off-market expense reimbursement and termination fee provisions for the benefit of the insider’s acquisition vehicle, resulting in $111.42mm in expense reimbursements (1.5% of equity value) if Janus Henderson shareholders fail to approve the Trian deal and a $297.13mm cash termination fee (4% of equity value) if Janus Henderson terminates the deal to enter into a superior proposal

Our improved, actionable, superior proposal gives the Special Committee an opportunity to promptly begin real discussions with Victory.

The 32-minute call on March 9th with the Special Committee was perfunctory. The assertions that Victory did not articulate specific plans for obtaining client consent and required shareholder votes or adequately justify synergies are unwarranted, given Victory was never provided any agenda for the call, or asked detailed or follow-up questions during the brief conversation. We question what of substance could have possibly been achieved in the mere 32 minutes of engagement we were afforded.

We are addressing below several misperceptions cited by the Special Committee relating to our prior proposal.

Client Threshold is Not a Real World Concern for Our Proposal

Victory has a long, proven track record of executing acquisitions that require client consent from the same distribution channels as would be required for the Janus Henderson transaction. In our most recent transactions, we achieved an overwhelming 95%+ client consent for each transaction.

The suggestion that Victory would have difficulty securing 75% client consent seems entirely unfounded. In comparable asset management transactions over the past 10 years, client consents have not been viewed as an obstacle by proxy advisors. We have not observed a precedent transaction with a public company target of any material size failing to close because of a client consent condition.

Combining our history of successfully securing these approvals, and our commitment to retaining Janus Henderson’s investment professionals by offering competitive pay, investment autonomy and industry-standard retention packages, we see no credible basis for claiming that our prior proposal raises any real client-related concerns. Victory products have widespread, industry-leading acceptance rates among clients – Victory currently has products with approximately 150,000 financial advisors, representing over half of all advisors in the United States, as well as with roughly 5,000 registered investment advisors, accounting for nearly one-third of all U.S. RIAs. In addition, Victory shares client relationships with eight of the ten largest U.S. institutional consulting firms and 29 of the 40 largest firms. Moreover, we have clients in 60 countries across the world. We are confident in our ability to surpass the 75% threshold, which offers Janus Henderson far greater closing certainty than the 80% hurdle required by the Trian transaction.

Synergies Estimates Are Sound

As we have made clear in our prior letters, Victory’s exceptional track record in delivering synergies, while enhancing client experience, is undeniable. In every major transaction, Victory has not only captured substantial net expense synergies but often surpassed our initial expectations. The market has repeatedly validated our ability to successfully integrate acquisitions.

Janus Henderson’s own financial advisor acknowledges that precedent asset management transactions typically generate synergies equal to roughly 30% of the target’s expense base (reference page 11 of “Project Jewel Discussion Materials” dated March 3rd, filed as Exhibit 99.(c)(ix) to the Schedule 13E-3/A on March 11th). Against that benchmark, Victory’s target of ~31% synergy realization on Janus Henderson’s 2025 expense base is entirely reasonable and consistent with our history.

We approach estimated synergies by examining the larger expense base of the pro forma combined company. Victory has EBITDA margins of ~50%, compared to ~30% for Janus Henderson. Including our estimated $500mm annual synergies, the combined company’s margin would still be less than Victory’s standalone margins.

We believe that synergies driven by efficiencies in the middle and back office, operational and administrative infrastructure, vendor consolidation and duplication will leverage the economies of scale of the combined platform and, most importantly, do not represent risk to client experience or compliance, systems, and services. We re-emphasize that Victory plans to retain and support investment professionals and maintain the current investment processes to minimize any impact. With the alternative transaction, a financial buyer’s monetization goals, undisclosed post-closing synergy plans and subsequent potential changes of ownership may present risk for investment process disruption.

Degradation of investment performance and client experience is an unsubstantiated concern. Victory’s investment performance speaks for itself:

•	A majority of Victory’s mutual funds and ETFs, representing ~65% of rated fund AUM, achieved 4- or 5-star overall ratings from Morningstar

•	Nearly half of fund AUM ranked in the top quartile over the trailing 3-year period

•	~80% of AUM outperformed benchmarks over the last 10-year period

•	Pioneer’s investment performance has remained extremely strong under Victory's ownership

o	Morningstar metrics steady or improved since the transaction closed

o	Pioneer has been net flow positive in each quarter since the transaction closed

High Certainty of Value and Value Creation

Our “best-of-both-worlds” improved transaction offers Janus Henderson shareholders material upfront consideration delivered in cash, along with a significant ownership stake of 31% in the pro forma company, allowing them to participate in significant upside as markets recognize the value of the combination – upside that is absent in the current transaction with Trian, a financial buyer. Our proposal offers almost the entirety of Janus Henderson’s unaffected share price in cash, with stock consideration providing substantial upside participation through 31% ownership of the pro forma company.

We remain highly confident in the synergy opportunity for the combined company outlined in our prior proposal. As benefits around synergies and growth are realized and the Victory trading multiple appropriately reflects the pro forma company’s future prospects, Janus Henderson’s shareholders will share in the meaningful long-term value creation.

Indeed, even publicly filed analysis of our prior proposal by your financial advisor (reference page 13 of “Project Jewel Discussion Materials” dated March 3rd, filed as Exhibit 99.(c)(ix) to the Schedule 13E-3/A on March 11th) clearly demonstrates the upside potential through pro forma value creation and increased share price across a vast spectrum of potential scenarios.

Lastly, scale is one of the most important determinants of success in our industry, so we disagree with the assertion that Victory’s “small” size poses a material risk. Victory’s AUM is ~40-50x that of Trian’s and ~10x that of General Catalyst’s. Moreover, under the merger agreement with Trian, Janus Henderson would be acquired by a newly created acquisition vehicle with no operating experience, formed by a consortium of financial buyers and not a traditional asset manager – this construct offers no benefits of incremental scale.

Employees Will Find a Permanent Home at Victory vs. a Transaction with a Financial Buyer

Investment management is a people-driven business and, as such, Janus Henderson’s employees are core to its continued success. A combination with Victory undoubtedly represents reduced uncertainty for employees on account of several factors:

•	We are committing to retain and support investment professionals and preserve the Janus Henderson brand. We will ensure that appropriate retention programs are put in place at Janus Henderson

•	Our operating model preserves the investment autonomy of each investment team providing best-in-class support through our scaled platform. Our investment performance demonstrates the strength of our track record of success

•	Throughout our history, we have fostered a culture of ownership, in which our employees have meaningful ownership in our company and our products, aligning the interests of our company, employees and clients

•	We are in the human capital business and, as such, we value and appreciate our most important asset, our people. We employ “owners” not employees. Accordingly, we strive to offer highly competitive compensation and comprehensive health, wellness and retirement benefits to our employees

•	One of our greatest strengths is our employee retention which has contributed to our company’s long-term success and demonstrates our commitment to our employees

•	The combined company will be more competitive and have even greater resources to make further investments to enhance operating and distribution platforms benefitting all employees and materially improving growth prospects

We Believe Janus Henderson Shareholders Will Overwhelmingly Support Our Improved Proposal

When they are provided with the opportunity to vote on our transaction, we are confident the Janus Henderson shareholders will overwhelmingly support Victory’s improved proposed transaction. Given the strength of our proposal and the importance of a vote on the sale of Janus Henderson, we expect a strong turnout from the Janus Henderson shareholders who will support the transaction and meet the two-thirds voting requirement for approving a merger under Jersey law. Precedent merger votes at publicly listed Jersey-incorporated targets over the last 10 years have consistently received support from more than 95% of votes cast, which is higher than what Victory would have to achieve from non-Trian shareholders at anticipated attendance levels. An analysis conducted by your own financial advisor (reference page 14 of “Project Jewel Discussion Materials” dated March 3rd, filed as Exhibit 99.(c)(ix) to the Schedule 13E-3/A on March 11th) indicates, at anticipated attendance levels, Victory would need between 85% and 90% support from non-Trian voters in order to reach the two-thirds threshold. Considering the superior value of the proposal and the support levels of prior similar transactions, this threshold is readily achievable.

We Have Confidence in Our Shareholders’ Approval

Since our IPO 8 years ago, Victory has been led by its CEO and current leadership team, executing on the same, consistent and focused strategy. Victory is the best-performing traditional asset manager in the period since its IPO, with a TSR of 500%+. Driven by our exemplary track record, we have fostered strong relationships with our employees and shareholders alike. We also maintain a robust engagement program with our shareholders, a significant number of whom have proactively expressed their support for the proposed transaction with Janus Henderson. Based on our ongoing dialogue with our shareholders, track record of securing shareholder approval in prior transactions, and significant ownership held by Victory employees and key partner shareholders, we fully expect to receive the requisite shareholder support for this transaction. In our Pioneer transaction, over 99% of the votes cast supported the share issuance proposal. The pro forma company offers stability and meaningful long-term value creation opportunities for both shareholders and employees, including the strategic advantages of creating a larger, more competitive asset manager with enhanced diversification and distribution capabilities. If our merger agreement with Janus Henderson is terminated because our shareholders fail to approve the issuance of our shares in the transaction, we will reimburse Janus Henderson for the off-market termination fee paid to the Trian acquisition vehicle.

About Victory Capital

Victory Capital (NASDAQ: VCTR) is a diversified global asset management firm with $327.1 billion in total client assets under management as of February 28, 2026. We serve institutional, intermediary, and individual clients through our Investment Franchises and Solutions Platform, which manage specialized investment strategies across traditional and alternative asset classes. Our differentiated approach combines the power of investment autonomy with the support of a robust, fully integrated operational and distribution platform. Clients have access to focused, top-tier investment talent equipped with comprehensive resources designed to deliver competitive long-term performance.

Victory Capital is headquartered in San Antonio, Texas. To learn more, visit www.vcm.com or follow us on Facebook, Twitter (X), and LinkedIn.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of applicable U.S. federal and non-U.S. securities laws. These statements may include, without limitation, any statements preceded by, followed by or including words such as “target,” “believe,” “expect,” “aim,” “intend,” “may,” “anticipate,” “assume,” “budget,” “continue,” “estimate,” “future,” “objective,” “outlook,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof and include, but are not limited to, statements regarding the outlook for Victory Capital Holdings, Inc.’s (“Victory Capital”) future business and financial performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Victory Capital’s control and could cause Victory Capital’s actual results, performance or achievements to be materially different from the expected results, performance or achievements expressed or implied by such forward-looking statements. All statements, other than historical facts, including statements regarding the ultimate outcome of discussions between Victory Capital and Janus Henderson Group plc (“Janus Henderson”), including the possibilities that Victory Capital will not pursue a transaction with Janus Henderson or that Janus Henderson will reject a transaction with Victory Capital; the ability of the parties to complete a transaction when expected or at all; the risk that the conditions to the closing of any proposed transaction, including receipt of required regulatory approvals, client consents and approval of Victory Capital’s or Janus Henderson’s stockholders, are not satisfied in a timely manner or at all; potential litigation related to any proposed transaction; the risk that disruption from the proposed transaction adversely affects the respective businesses and operations of Victory Capital and Janus Henderson; the expected benefits of any proposed transaction, such as expected revenue, EBITDA, EBITDA margin, and/or synergies, efficiencies or cost savings; growth potential of Victory Capital, Janus Henderson or a potentially combined company; diversified product offerings and expanded distribution; market profile and financial strength, including near term and long-term value for shareholders, and opportunities for long-term growth and value creation; potential adverse reactions or changes to client and other business relationships resulting from the announcement, pendency or completion of the transaction; the ability to retain key employees; the competitive ability and position of Victory Capital, Janus Henderson or a potentially combined company; the ability to effectively and efficiently integrate the companies; future plans and investments; and any assumptions underlying any of the foregoing, are forward-looking statements. Factors that may affect the future results of Victory Capital are set forth in Victory Capital’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including Victory Capital’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in Victory Capital’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are not exclusive and further information concerning Victory Capital and its business, including factors that potentially could materially affect Victory Capital’s business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Victory Capital files from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Victory Capital assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which Victory Capital has made to the Special Committee of Janus Henderson’s Board of Directors for an acquisition of Janus Henderson. In furtherance of this proposal and subject to future developments, Victory Capital (and, if a negotiated transaction is agreed, Janus Henderson) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Victory Capital and/or Janus Henderson may file with the SEC in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS OF VICTORY CAPITAL AND JANUS HENDERSON ARE URGED TO READ ANY PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VICTORY CAPITAL, JANUS HENDERSON AND THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Victory Capital and/or Janus Henderson, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Victory Capital free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Victory Capital (if and when available) will also be made available free of charge by accessing Victory Capital’s website at www.vcm.com.

Certain Information Regarding Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Victory Capital and its directors and certain of its executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of any proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Victory Capital’s definitive proxy statement for the 2025 annual meeting of stockholders, which was filed with the SEC on March 28, 2025 and certain of its Current Reports on Form 8-K. Additional information regarding the interests of such individuals in the proposed transaction will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov and Victory Capital’s website at www.vcm.com.

Investors:
Matthew Dennis, CFA
Chief of Staff
Director, Investor Relations
216-898-2412
mdennis@vcm.com

Media:
Andy Brimmer / Richard M. Goldman / Maggie Carangelo
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449
VictoryCapitalMedia@Joelefrank.com

Jessica Davila
Director, Global Communications
210-694-9693
jessica_davila@vcm.com

Source: Victory Capital Holdings, Inc.